                        COWAN, LIEBOWITZ & LATMAN, P.C.


                                                            John J. Driscoll
                                                            Direct (212)790-9232
                                                            jjd@cll.com


                                 August 29, 2005


Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

         Re:      Spectrum Laboratories, Inc.
                  14C/A & 13E-3/A
                  ---------------


Ladies and Gentlemen:

         Reference is made to the above filings made on EDGAR for Spectrum Laboratories. This letter addresses the comments received from the Commission in its letter of August 19. 2005.
Schedule 13E-3
         (1)      Appropriate revision has been made.

Schedule 14C/A
         (2)      A marked version has been filed.

         (3)      Corrections have been made.

         (4) Revisions have been made to page 12 to clarify that the filing persons specifically chose not to make the transaction contingent on approval of unaffiliated shareholders.

         (5) The disclosure has been modified. Prior references to middle and ranges have been deleted. The filing persons commenced analysis by looking at what a buyer had paid for the shares since January 1, 2004. There were fifteen transactions from January 1 to September 2; thirteen on non-consecutive days at various prices and two at the same price on September 1 and 2. In February 2004 trades were made at $1.70 (the low for the period on February 3) and $4.00 (the high for the period on February 4) in the absence of any changes in business factors which typically cause such dramatic fluctuations in share price. The filing persons believed that two transactions at the same price at approximately the same price was a better indication of market value. The filing persons did not compute any weighted average of historical prices during this period or do any other analysis of price (other than add a premium) pending receipt and review of a fairness opinion.

COWAN, LIEBOWITZ & LATMAN, P.C.
August 29, 2005
Page 2

         (6)      See responses to comment 5 above.

         (7) See responses to comment 5 above. Filing persons and Seidman considered factors in addition to historical prices.

         (8)      See responses to comment 5 above.

         (9)      Revisions have been made on page 6.

         (10)     Revisions have been made on page 18.

         (11)     Information has been updated as of August 25, 2005.

         (12)     Third quarter financial information has been added.

         (13)     Information has been updated for the second fiscal quarter.


                                                     Very truly yours,


                                                     /S/ John J. Driscoll
                                                     --------------------
                                                     John J. Driscoll

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                SCHEDULE 13E-3(A)

                       RULE 13E-3(A) TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                           SPECTRUM LABORATORIES, INC.
                                (Name of Issuer)
                           Spectrum Laboratories, Inc.
                                 Roy T. Eddleman
                                Thomas V. Girardi
                                 Walter J. Lack
                       (Name of Persons Filing Statement)

                                  COMMON STOCK,
                         (Title of Class of Securities)

                                  847 624 30 1
                      (CUSIP Number of Class of Securities)

                             JOHN J. DRISCOLL, ESQ.
                         COWAN, LIEBOWITZ & LATMAN, P.C.
                           1133 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10036-6799
                               TEL: (212) 790-9200
                               FAX: (212) 575-0671

 (Name, address and telephone number of person authorized to receive notices for Spectrum Laboratories, Inc. and on behalf of persons filing statement)

     THIS STATEMENT IS FILED IN CONNECTION WITH (CHECK THE APPROPRIATE BOX):

            a.         [X]        The filing of solicitation materials or an
                                  information statement subject to Regulation
                                  14A, Regulation 14C, or Rule 13E-3(A)(c) under the Securities Exchange Act of 1934.

            b.         [ ]        The filing of a registration statement
                                  under the Securities Act of 1933.

            c.         [ ]        A tender offer.

            d.         [ ]        None of the above.

 CHECK THE FOLLOWING BOX IF THE SOLICITING MATERIALS OR INFORMATION REFERRED TO
                 IN CHECKING BOX (a) ARE PRELIMINARY COPIES: [X]

           CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT
                  REPORTING THE RESULTS OF THE TRANSACTION: [ ]

                            CALCULATION OF FILING FEE

                                                             AMOUNT OF
                TRANSACTION VALUATION (1)                    FILING FEE (2)

                $287,918                                     $36.48

(1) For purposes of calculating the filing fee only. The filing fee was calculated based on the purchase price of $2.56 per share or pro rata portion thereof, before giving effect to a 1-for-25,000 reverse stock split as described herein, for all issued and outstanding shares of the Company's common stock acquired pursuant to this transaction.

(2) The amount of the filing fee, calculated in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, equals .0000809 multiplied by the aggregate value of cash to be paid by Spectrum Laboratories, Inc. for the common stock.

            [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid: $36.48
            Form or Registration No.: 13_E3
            Filing Party: Issuer
            Date Filed: October 13, 2004

INTRODUCTION

This Schedule 13E-3(A) Transaction Statement is being filed by Spectrum Laboratories, Inc., a Delaware corporation, ("Spectrum" or the "Company") and by Roy T. Eddleman, Tomas V. Girardi and Walter J. Lack, each of whom is a director of Spectrum and collectively own 98.4% of the Company's common stock and relates to a 1-for-25,000 reverse stock split of Spectrum's outstanding common stock.

The purpose of the reverse stock split is to decrease the total number of Spectrum's Common Stockholders from approximately 450 to 3. By reducing the number of stockholders below 300, Spectrum will be eligible to file a Form 15 with the Securities and Exchange Commission ("SEC") and terminate its registration and reporting obligations under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). The going private transaction as described herein, will enable Spectrum to save money being spent because of its status as a reporting company, which Spectrum believes provides a limited benefit to a small company like Spectrum.


The reverse stock split will be effected at the time the Company files an amendment to its corporate charter in Delaware which date is anticipated to be on or about the twentieth day after the Company mails an Information Statement to its shareholders. The reverse stock split was unanimously approved by Spectrum's Board of Directors at a meeting held on October 6, 2004. The holders of 98.4% of the Company's stock on written consent have approved this transaction. No additional consent is required from stockholders. The reverse stock split is being effected with the specific intent to reduce the number of stockholders of Spectrum's common stock to a level where Spectrum is no longer obligated to file reports under the Exchange Act.

ITEM 1.                SUMMARY TERM SHEET

The information set forth under the caption "Summary Term Sheet" in the Information Statement is incorporated herein by reference.

ITEM 2.                SUBJECT COMPANY INFORMATION

         (a) Spectrum's full name and the address and telephone number for its principal executive offices are:

                       Spectrum Laboratories, Inc.
                       18617 Broadwick
                       Rancho Dominquez, California 90220
                       (310) 885-4600

         (b) The exact title of Spectrum's class of security that is the subject of this filing is: common stock. As of February 7, 2005, the most recent practicable date before the date of this filing, Spectrum had 5,312,468 shares of common stock outstanding.

         (c) Trading Market and Price. The Company's common stock is quoted on the OTC Bulletin Board. The following table sets forth for the periods indicated the high and the low prices of the Company's Common Stock each quarter during the past two years and during 2005 year to date. Note there have been no dates quarter to date during the fourth quarter of 2005.

                                                        High             Low

         First Quarter 2005                             $2.35            $2.22
         Second Quarter                                 $2.50            $2.35
         Third Quarter                                  $2.50            $2.34

         Year ended December 25, 2004
         First Quarter                                  $4.00            $1.70
         Second Quarter                                 $2.50            $2.25
         Third Quarter                                  $2.10            $2.05
         Fourth Quarter                                 $2.34            $2.22

         Year ended December 27, 2003
         First Quarter                                    .55              .55
         Second Quarter                                 $2.95              .65
         Third Quarter                                  $2.25            $2.15
         Fourth Quarter                                 $2.50            $1.60

            (d) Spectrum has not declared or paid cash dividends on its common stock during the past two (2) years with respect to its common stock. There are no restrictions either in Spectrum's charter or in any agreement to which Spectrum is a party which prohibit Spectrum's ability to pay dividends.

            (e) Not applicable.

            (f) During the last two (2) years, Spectrum has not purchased any shares of its common stock.

            On February 13, 2004, Walter J. Lack, a director and filing person, purchased 7,595 shares of common stock on the open market at a price of $2.52 per share. No other filing person purchased or acquired shares in the past two years.

ITEM 3.                IDENTITY AND BACKGROUND OF FILING PERSONS

            1.         Spectrum Laboratories
                       ---------------------

                       (a) Spectrum is the subject company. Its full name and the address and telephone number of its principal executive offices is:

                           Spectrum Laboratories, Inc.
                           18617 Broadwick
                           Rancho Dominquez, California 90220
                           (310) 885-4600

                       (b) Not applicable.

                       (c) Information concerning Spectrum's directors and executive officers as set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" is as follows:


Name and Address                             Amount and Nature                            Percent
                                             Of Beneficial Ownership (1)                  of Class
---------------------------------------------------------------------------------------------------
Roy T. Eddleman                                       4,320,128                              81.3
18617 Broadwick Street
Rancho Dominguez, CA 90220

Thomas V. Girardi, J.D.                                 800,002                              15.1
1126 Wilshire Blvd.
Los Angeles, CA 90017

Jay Henis, Ph.D.                                         20,000              (A)              0.4
501 Marford Drive
St. Louis, MO 63141

Walter J. Lack, J.D.                                    109,918                               2.1
10100 Santa Monica Blvd.
Los Angeles, CA 90067

Jack Whitescarver, Ph.D.                                 20,000              (A)              0.4
4301 Massachusetts Ave., NW #6002
Washington, D.C. 20016

F. Jesus Martinez                                       265,524              (A)              4.8
18617 Broadwick Street
Rancho Dominquez, CA 90220

Brian A. Watts                                          120,000              (A)              2.2
18617 Broadwick Street
Rancho Dominquez, CA 90220

All directors and officers as a                       5,655,672              (B)             98.6
Group (7 in number)

(1) All amounts are amounts of ownership of common stock of the Company unless otherwise indicated.
(A) Entire amount consists of exercisable stock options
(B) Includes 425,624 exercisable stock options. Holders of these options will not exercise them in connection with this transaction.

            2.         Roy T. Eddleman
                       ---------------
                       Spectrum Laboratories, Inc.
                       18617 Broadwick Street Rancho Dominguez, CA 90220
                       Tel: 310-885-4600

                       Mr. Eddleman is CEO of Spectrum Laboratories at the above address past 5 years; He has had no connection with criminal proceeding past 5 years; He was not a party to any administrative or judicial proceeding past 5 years; He is a U.S. Citizen

            3.         Thomas V. Girardi
                       -----------------
                       Girardi & Keese
                       1126 Wilshire Boulevard
                       Los Angeles, CA 90017 Tel: 310-552-3800

                       Mr. Girardi is a practicing lawyer and partner in the law firm of Girard & Keese at the above address for past five years;
                       He has had no connection with criminal proceeding past 5 years;
                       He has not been a party to any administrative or judicial proceeding past 5 years
                       He is a U.S. Citizen

            4.         Walter J. Lack
                       Engstrom, Lipscomb & Lack
                       10100 Santa Monica Boulevard
                       Los Angeles, CA 90067
                       Tel: 213-429-5330

                       Mr. Lack is a practicing lawyer and partner in the law firm of Engstrom, Lipscomb & Lack at above address past
                       5 years.
                       He has had no connection with criminal proceeding past 5 years
                       He has not been a party to any administrative or judicial proceeding past 5 years.
                       He is a U.S. Citizen


ITEM 4.                TERMS OF THE TRANSACTION

            (a) The information set forth under the caption "Summary Term Sheet" and "Special Factors" in the Information Statement is incorporated herein by reference.

            (b) To eliminate fractional share holdings, pre-split shares not divisible by 25,000 will be eliminated by payment of a cash price of $2.56 per share. As a result Messrs. Eddleman, Girardi and Lack who own, respectively, 20,128,222 and 99,182 pre-split shares not divisible by 25,000 will receive payment of $51,527.68, $5.12, and $25,390.08, respectively. Directors and executive officers who have a total of 379,624 stock options have agreed not to exercise their options and receive payment.

            (c) The information set forth under the caption "Summary Term Sheet" and "Special Factors" in the Information Statement is incorporated herein by reference.

            (d) Stockholders have no appraisal rights under Delaware law, and under Spectrum's Certificate of Incorporation or Bylaws in connection with the reverse stock split.

            (e) Spectrum has not made any provision to grant unaffiliated security holders access to Spectrum's corporate files and, other than the fairness opinion described in Item 9 below, has not engaged, or made provision to obtain, counsel or appraisal services for unaffiliated stockholders at its expense in connection with the transaction described herein.

            (f) Not applicable.

ITEM 5.                PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

            (a) Aside from payment of salary and royalty of the Company to Mr. Eddleman, there were no transactions. For the year ending December 27, 2003, Mr. Eddleman received a salary of $160,000 and royalty payments of $311,617 and for the year ending December 25, 2004, Mr. Eddleman received a salary of $120,192 and royalty payments of $304,613. No other filing person received a payment from the Company of any nature.

            (b) The information set forth under the caption "Special Factors" in the Information Statement is incorporated herein by reference.

            (c) The information set forth under the caption "Special Factors" in the Information Statement is incorporated herein by reference.

            (d) The information set forth under the caption "Special Factors" in the Information Statement is incorporated herein by reference.

            (e) The information set forth under the caption "Special Factors" in the Information Statement is incorporated herein by reference.


ITEM 6.                PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

            (a) Not applicable.

            (b) The fractional shares of new common stock acquired by Spectrum in the reverse stock split will be considered a purchase and retirement of its own stock. The purchase will be treated as a reduction of stockholders' equity. Spectrum has no plans to re-sell or dispose of the fractional shares acquired in this transaction.

            (c)        (1) Not applicable.

                       (2) Not applicable.

                       (3) Not applicable.

                       (4) Not applicable. There are no current plans or proposals to change the present Board of Directors or management of Spectrum or change any material term of any agreement with any executive officer. The information under the caption "Special Factors" in the Information Statement is incorporated by reference.

                       (5) Not applicable.

                       (6) Market makers are not permitted to quote Spectrum's common stock on the Over The Counter Bulletin Board ("OTCBB") if Spectrum is not current in its filings with the SEC. Upon consummation of the reverse stock split, Spectrum plans to file a Form 15 with the SEC to terminate its reporting obligations under Section 15(d) of the Exchange Act. As a result, Spectrum's common stock will be removed from quotation from the OTCBB.

                       (7) Upon consummation of the reverse stock split, Spectrum plans to certify to the SEC that it has reduced its number of stockholders of common stock to less than 300, and thereby terminate its registration under the Exchange Act.

                       (8) Upon consummation of the reverse stock split, Spectrum plans to file a Form 15 with the SEC to terminate its reporting obligations under Section 15(d) of the Exchange Act.

                       (9) Not applicable.

                       (10) Not applicable.

            (d)        Not applicable.

ITEM 7.                PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

            (a) The information under the captions "Summary Term Sheets and "Special Factors" Relating to the `Going Private Transaction'" is incorporated herein by reference.

            (b) The information under the captions "Summary Term Sheets and "Special Factors" Relating to the `Going Private Transaction'" is incorporated herein by reference.

            (c) The information under the captions "Summary Term Sheets and "Special Factors" Relating to the `Going Private Transaction'" is incorporated herein by reference.

            (d) The information under the caption "Federal Income Tax Consequences of the `Reverse Stock Split'" in the Information Statement is incorporated herein by reference.

ITEM 8.                FAIRNESS OF THE TRANSACTION

            (a) The information under the caption "Fairness of the Reverse Stock Split" in the Information Statement is incorporated herein by reference. The Company and each of Messrs. Eddleman, Girardi and Lack have concluded that the going private transaction and the consideration paid to minority share holders are fair - both procedurally and substantively.

            (b) The information under the caption "Fairness of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

            (c) The transaction described herein is not structured to require approval of at least of majority of unaffiliated stockholders. The information under the caption "Fairness of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

            (d) Spectrum has not and does not intend to have a majority of its non-employee directors retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiation of the terms of the transaction described herein or preparing a report concerning the fairness of the reverse stock split. The information under the caption "Fairness of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

            (e) The reverse stock split was unanimously approved by all the directors of Spectrum, unanimously, including those who are not employees of Spectrum.

            (f) There have been no offers of the type described in paragraph
(viii) of Item Instruction 2 of Regulation M-A received by the Company during the past two (2) years. The information under the caption "Fairness of the Reverse Stock Split is incorporated herein by reference.


ITEM 9.                REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

            (a) The members of the Board of Directors, including affiliates, has received a fairness opinion from Seidman and Co., Inc. ("Seidman") an investment banking firm, with respect to the fairness of the consideration offered in the transaction described herein to security holders who will hold fractional shares of the Company's common stock after the reverse stock split. Seidman spoke directly only to the CEO and the CFO. The information under the caption "Fairness of Reverse Stock Split" in the Information Statement is incorporated herein by reference.

            (b) The information under "Fairness of the Reverse Stock Split" is incorporated herein by reference.

                       (1) The fairness opinion has been rendered by Seidman.

                       (2) Seidman is a nationally recognized investment banking firm that is regularly engaged to render financial opinions in connection with mergers and acquisitions, tax matters, corporate planning, and other purposes.

                       (3) Seidman was selected by Spectrum's Board of Directors. The Board of Directors selected Seidman on the basis of (i) its experience in valuing businesses and their securities, (ii) its experience in rendering fairness opinions, and (iii) familiarity with Spectrum in that Seidman opined on a merger with Invalid's Spectrum in 1998.

                       (4) There has been no material relationship during the past two (2) years between Spectrum, its affiliates, directors or executive officers and Seidman, its affiliates or unaffiliated representatives. Seidman received a fee in the amount of $35,000 plus reimbursement of expenses in connection with the issuance of its fairness opinion. There are no other current arrangements to compensate Seidman, its affiliates or unaffiliated representatives for any services rendered to Spectrum, its affiliates, directors or executive officers.

                       (5) The Board of Directors of Spectrum determined the amount of consideration to be paid to fractional common stockholders in the reverse stock split. Seidman was engaged to render an opinion as to whether the per share price on which such consideration will be based was fair to the stockholders who received fractional shares of the Company's common stock in the reverse stock split from a financial viewpoint.

                       (6) The information set forth under the caption "Fairness of Reverse Stock Split" in the Information Statement is incorporated herein by reference.

            (c) The fairness opinion rendered by Seidman is attached as Appendix A to the Information Statement. A draft opinion is attached hereto as Exhibit 16(c)(2) and Fairness Analysis Summary dated September 30, 2004 is attached hereto as Exhibit 16(c)(3). The opinion and analysis summary are available for inspection and copying by Spectrum stockholders (or a representative designated in writing) during Spectrum's regular business hours at Spectrum's principal executive offices by contacting the Company's Secretary.

            (d) Seidman prepared a draft report for the Board to accompany its opinion. Reference is made to "Fairness of the Reverse Stock Split" incorporated herein by reference.

ITEM 10.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            (a) The information under the caption "Exchange of Certificates - Payment" in the Information Statement is incorporated herein by reference.

            (b) Not applicable.

            (c) The information under the caption "Exchange of Certificates - Payment" in the Information Statement is incorporated herein by reference.

            (d) Not applicable.

ITEM 11.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

            (a) The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Information Statement is incorporated herein by reference.

            (b) Not applicable.

ITEM 12.    THE SOLICITATION OR RECOMMENDATION

            (a) Not applicable.

            (b) Not applicable.

            (c) Not applicable.

            (d) Since each person or entity holds in excess of 25,000 shares of Common Stock, the affiliates of Spectrum and its three (3) directors will remain shareholders of Spectrum after the reverse stock split, except for fractional shares of common stock resulting from the reverse stock split. The Directors of Spectrum unanimously voted to approve the reverse stock split. The affiliates owning 98.4% of the issued and outstanding shares by written consent approved the transaction.

            (e) Except for the vote to approve the reverse stock split by its affiliates, directors and executive officers, Spectrum is not aware that any of its affiliates, directors or executive officers has made a recommendation either in support or opposed to the transaction described herein.


ITEM 13.               FINANCIAL STATEMENTS


         (a) Spectrum's financial statement information, included in its Annual Report on Form 10-KSB/A for the year ended December 25, 2004, filed with the SEC on September 27, 2005, is incorporated herein by reference. Spectrum's financial statement information, attached to its Quarterly Report on Form 10-QSB/A for the quarterly period June, 2005, filed with the SEC on September 20, 2005, is incorporated herein by reference. The ratio of earnings to fixed charges (i) for the year ended year ended December, 2003, was 1.5 (ii) for the year ended December 25, 2004 was 2.1, (iii) for the six months ended June 26, 2004 was 3.4, and (iv) for the six months ended June 25, 2005 was 0.9. The book value per share of Spectrum's common stock was $2.00 at June 26, 2004, and $1.96 at June 25, 2005. Information incorporated herein by reference to the Company's Annual Report on Form 10-KSB/A and Quarterly Reports on Forms 10QSB/A has been filed by the Company with the SEC as stated above. You may obtain copies of these reports, statements or other information that the Company files from the Public Reference Section of the SEC at 450 Fifth Street N.W., Washington D.C. 20549 at prescribed rates. Copies of such materials may also be accessed through the SEC's Internet site at www.sec.gov.


         (b)      Not applicable

ITEM 14.               PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

            (a) No persons have been retained to make solicitations or recommendations in connection with the reverse stock split.

            (b) Other than as set forth under Item 9 above, no officer, employee or corporate assets has been or will be employed or used in connection with the reverse stock split.

ITEM 15.               ADDITIONAL INFORMATION

            None.

ITEM 16.               EXHIBITS

            (a) Information Statement. Incorporated by reference to Spectrum's Preliminary Schedule 14C Information Statement, filed with the SEC on October 12, 2004.

            (b) Not applicable.

            (c) (1) Opinion of Seidman and Co., Inc. Incorporated by reference to Appendix A of Spectrum's Preliminary Schedule 14C Information Statement.
                (2) Fairness/Analysis Summary Draft dated September 30 prepared by Seidman & Company.
                (3) Fairness Opinion Letter Draft.

            (d) Not applicable.

            (e) Not applicable.

            (f) None.

            (g) None.

            (h) Not applicable.

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


October 11, 2005



                                     SPECTRUM LABORATORIES, INC.

                                     By /S/ Roy T. Eddleman
                                        --------------------------------------
                                       Roy T. Eddleman, Chief Executive Officer


                                     By /S/ Brian Watts
                                       ----------------------------------------
                                       Brian Watts, Chief Financial  Officer


/S/ Roy T. Eddleman
--------------------------
Roy T. Eddleman


/S/ Thomas V. Girardi
--------------------------
Thomas V. Girardi


/S/ Walter J. Lack
--------------------------
Walter J. Lack